Exhibit 99.1

EHang Reports First Quarter 2024 Unaudited Financial Results

•	Quarterly Revenues Increased by 178.0% YoY

•	Achieved Positive Operating Cash Flow for the Second Consecutive Quarter

•	Secured Production Certificate from CAAC, Clearing Path for Mass Production of EH216-S

•	Growing Orders and Deliveries Boosted by Low-Altitude Economy Industry in China

•	Partnered with GBT for Ultra-Fast/eXtreme Fast Charging Batteries

•	Partnered with GAC to Strengthen Capability for Future Production

•	Expanded International Partnership and Demo Flights in UAE, Spain, Costa Rica and Japan

Guangzhou, China, May 20, 2024 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading Urban Air Mobility (“UAM”) technology platform company, today announced its unaudited financial results for the first quarter ended March 31, 2024.

Financial and Operational Highlights for the First Quarter 2024

•

Total revenues were RMB61.7 million (US$8.5 million), representing a substantial increase of 178.0% from RMB22.2 million in the first quarter of 2023, and an increase of 9.1% from RMB56.6 million in the fourth quarter of 2023.

•

Operating loss was RMB65.8 million (US$9.1 million), representing a 13.1% improvement from RMB75.7 million in the first quarter of 2023 and a 12.4% improvement from RMB75.2 million in the fourth quarter of 2023.

•

Adjusted operating loss[1] (non-GAAP) was RMB12.6 million (US$1.7 million), representing a 63.4% improvement from RMB34.3 million in the first quarter of 2023, and a 49.5% improvement from RMB24.9 million in the fourth quarter of 2023.

•

Net loss was RMB63.4 million (US$8.8 million), representing a 27.2% improvement from RMB87.0 million in the first quarter of 2023, and a 12.5% increase from RMB72.5 million in the fourth quarter of 2023.

•

Adjusted net loss[2] (non-GAAP) was RMB10.1 million (US$1.4 million), representing a 69.9% improvement from RMB33.6 million in the first quarter of 2023, and a 54.4% improvement from RMB22.1 million in the fourth quarter of 2023.

•	Cash and cash equivalents, short-term deposits and short-term investments balances were RMB323.8 million (US$44.9 million) as of March 31, 2024.

•	Positive cash flow from operations were achieved in the first quarter of 2024. This is the second consecutive quarter that the Company generated positive cash flow from operations.

•	Sales and deliveries of EH216 series products[3] were 26 units, more than doubling 11 units in the first quarter of 2023, and compared with 23 units in the fourth quarter of 2023.

[1]	Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.
[2]

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

[3]	The EH216 series products include EH216-S, the standard model for passenger transportation, EH216-F model for aerial firefighting, and EH216-L model for aerial logistics.

Business Highlights for the First Quarter 2024 and Recent Developments

•	Secured Production Certificate from CAAC, Clearing Path for Mass Production of EH216-S

EHang successfully obtained the Production Certificate (“PC”) for its EH216-S passenger-carrying pilotless electric vertical takeoff and landing (“eVTOL”) aircraft. The PC was issued by the Civil Aviation Administration of China (“CAAC”) and it allows EHang to mass produce EH216-S. Following the groundbreaking obtainment of the Type Certificate (“TC”) and the Standard Airworthiness Certificate (“AC”) for the EH216-S, the world’s first PC in the global eVTOL industry is another remarkable achievement and a noteworthy leap forward to mass production for the eVTOL aircraft and the upcoming commercial operations.

•	Government Cooperation for UAM in Wuxi, China with Conditional Purchase Orders for 100 Units of EH216-S

In March 2024, EHang cooperated with the local government of Wuxi, Jiangsu Province for UAM, and received conditional purchase orders for 100 units of EH216-S. The local government will provide support for EHang’s future eVTOL operations in Wuxi across multiple use cases including passenger transportation, aerial sightseeing, firefighting and emergency. As part of the conditional purchase order, the Company has delivered 10 units of EH216-S to a customer in Wuxi in the first quarter of 2024.

•	Expanded UAM Project to Luohu District in Shenzhen, China

In January 2024, EHang expanded its UAM project in Shenzhen to include Luohu district in addition to Bao’an district. The Company forged a strategic partnership with the Bureau of Culture, Radio, Television, Tourism, and Sports of Luohu District for jointly developing aerial tourism and transportation services with EHang’s pilotless eVTOL aircraft. A new UAM operation center is planned to be set up in the Luohu Sports & Leisure Park during 2024.

•	Cooperated with GAC to Strengthen Capability for Future Production

In February 2024, EHang reached a strategic cooperation agreement with Guangzhou Automobile Company Co., Ltd. (601238.SH, 02238.HK, “GAC “), along with the Management Committee of Guangzhou Airport Economic Zone, and the Administrative Committee of Guangzhou Economic and Technological Development District, for facilitating the high-quality development of the low-altitude economy in Guangzhou. GAC is set to leverage its extensive expertise in smart manufacturing and its well-structured industrial chain to accelerate the future production, adoption and market expansion of EHang’s passenger-carrying eVTOL aircraft.

•	Formed Strategic Partnership with GBT to Jointly Develop World’s First Ultra-Fast/eXtreme Fast Charging Batteries for eVTOL

In April 2024, EHang established a strategic partnership with Guangzhou Greater Bay Technology Co., Ltd. (“GBT”), a leading ultra-fast charging battery provider in China, for the research and development of the world’s first Ultra-Fast Charging (“UFC”)/eXtreme Fast Charging (“XFC”) battery solutions for EHang’s eVTOL aircraft. Based on EHang’s eVTOL aircraft (including EH216-S, VT-30 and others), EHang and GBT will jointly develop eVTOL power cells, batteries, packs, charging piles and energy storage systems that meet the airworthiness standards of the CAAC as well as the 4H standards (i.e., high energy density, high cycle life, high instantaneous charge-discharge rate, and high safety), for the adaption and adoption of ultra-fast charging power batteries in EHang’s eVTOL aircraft. Furthermore, EHang and GBT will gradually develop fast-charging piles, stations and other infrastructures to establish an ecosystem for future commercial operations.

•	Expansion in UAE: Sealed Strategic Collaboration with MLG and ADIO, Delivered 5 Units of EH216 Series and Completed Debut Flights in UAE

In the first quarter of 2024, EHang delivered 5 units of the EH216 series to Wings Logistics Hub, a customer from the United Arab Emirates (“UAE”) with whom EHang had formed a long-term strategic partnership in December 2023 with a plan to purchase up to 100 units of the EH216 series.

In April 2024, EHang partnered with Multi Level Group (“MLG”), a leading fintech Company in the Middle East and North Africa (“MENA”) region, and the Abu Dhabi Investment Office (“ADIO”) to drive eVTOL development in the UAE and beyond.

Additionally, EH216-S successfully completed a demo flight in Abu Dhabi in April, marking the first of its kind for passenger-carrying pilotless eVTOL in the UAE and Middle East. The EH216-F and EH216-L also completed debut flights in the UAE, showcasing a variety of UAM use scenarios for pilotless eVTOL aircraft.

•	Overseas Development: Partnership with Telefónica Tech in Spain, EH216-S Debut Flight in Latin America, UAM Center and Continuing Flights in Japan

In February 2024, EHang entered into a strategic alliance with Telefónica Tech, a subsidiary of world-leading telecommunications service provider Telefonica. The two companies will partner up on network connectivity solutions for deploying UAM intelligent solutions in Europe and Latin America.

In March 2024, EH216-S successfully completed its debut flight in Costa Rica, Latin America for demonstrating aerial sightseeing and intra resort transportation use cases.

In March 2024, Japan’s first UAM center was established in Tsukuba City, Ibaraki Prefecture. Developed by AirX in collaboration with Tsukuba Airlines, this state-of-the-art facility serves as a demonstration flight site, ground infrastructure, and maintenance base for EHang’s various pilotless eVTOL aircraft in the region, including EH216-S. The EH216-S pilotless eVTOL aircraft has successfully conducted flights across 12 cities in Japan, showcasing its versatility in various use cases, including aerial sightseeing, island transportation, aerial logistics, and emergency services.

•	Appointment of Co-Chief Operating Officer

In April 2024, EHang announced that the Board of Directors of the Company (the “Board”) has appointed Mr. Zhao Wang as the Co-Chief Operating Officer (“Co-COO”) of the Company, effective on April 9, 2024. Mr. Wang has extensive experience and expertise in information technology and operations management alongside a proven track record for successfully integrating these technologies into cultural tourism projects and related management for large corporations, business operations and strategic leadership. As Co-COO, Mr. Wang will oversee EHang’s business operations, focusing on business development, product sales, marketing, commercial operations for UAM services.

Management Remarks

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, commented, “We are thrilled for continuing our strong growth in both operational and financial performance. Particularly noteworthy is our obtainment of the PC from the CAAC for our EH216-S. Receiving such a certification is a milestone that positions us as the pioneering entity in the global eVTOL industry, a significant stride towards mass production and commercial operations for eVTOL aircraft. The certification accomplishments, coupled with accelerated government support aimed at promoting the high-quality development of the low-altitude economy, also spurred a surge in inquiries and orders from diverse entities in China and overseas, including governments and scenic operators. Consequently, we achieved a new record high in deliveries for 26 units of EH216-S during the quarter and impressive revenue growth.

With the EH216-S now equipped with all three certifications, we are poised to expedite our production and commercialization. This includes collaboration with regions where we have built up strategic partnerships to shape benchmark cities, showcasing the immense potential of the low-altitude economy. We also established a strategic partnership with GBT for the development of cutting-edge extreme fast charging batteries for eVTOL, paving the way for advancing high-efficiency operations in this sector.

Moreover, our international development is reinforced with the expansion of partnership and demo flights across the UAE, Spain, Costa Rica and Japan. Simultaneously, we are actively pursuing overseas validations of type certificate for EH216-S to streamline international order fulfillment and set the stage for broader market penetration.

Looking ahead, we will remain focused on moving forward commercial EH216-S operations for a new phase of growth, catering to intra-city mobility needs while addressing other needs in global UAM by research and development, testing, and airworthiness certification efforts for VT-30, our pilotless passenger-carrying lift-and-cruise eVTOL model tailored for inter-city travel. As a frontrunner in the eVTOL industry, we remain steadfast in offering fully autonomous, safe, and environmentally friendly eVTOL experiences to a wider customer base worldwide to spearhead the development of the low-altitude economy.”

Mr. Conor Yang, EHang’s Chief Financial Officer, stated, “Driven by our certifications and favorable government policies, we achieved stellar financial results. We exceeded our guidance with first-quarter revenue growing 178% year-over-year to reach RMB61.7 million, reflecting robust demand for our proprietary EH216 pilotless eVTOL vehicles.

We also delivered positive operating cash flow for the second consecutive quarter, underscoring an improvement in our financial situation. We believe our diligent preparation for commercial operations equips us for maintaining this upward trajectory and will further foster ongoing expansion while capitalizing on our core capabilities to propel growth within the UAM sector.”

Financial Results for the First Quarter 2024

Revenues

Total revenues were RMB61.7 million (US$8.5 million), representing an increase of 178.0% from RMB22.2 million in the first quarter of 2023, and an increase of 9.1% from RMB56.6 million in the fourth quarter of 2023. The year-over-year and quarter-over-quarter increases were primarily due to the increase in the sales volume of EH216 series products.

Costs of revenues

Costs of revenues were RMB23.5 million (US$3.2 million), compared with RMB8.0 million in the first quarter of 2023 and RMB20.0 million in the fourth quarter of 2023. The year-over-year and quarter-over-quarter increases were in line with the increase in the sales volume of EH216 series products.

Gross profit and gross margin

Gross profit was RMB38.2 million (US$5.3 million), representing an increase of 169.1% from RMB14.2 million in the first quarter of 2023, and an increase of 4.3% from RMB36.6 million in the fourth quarter of 2023. The year-over-year and quarter-over-quarter increases were primarily due to the increase in the sales volume of EH216 series products.

Gross margin was 61.9%, down 2.0 percentage points from 63.9% in the first quarter of 2023, and down 2.8 percentage points from 64.7% in the fourth quarter of 2023. The year-over-year and quarter-over-quarter decrease were mainly due to changes in revenue mix and increased cost per unit of the airworthiness certified EH216-S product.

Operating expenses

Total operating expenses were RMB107.7 million (US$14.9 million), compared with RMB91.5 million in the first quarter of 2023, and RMB114.5 million in the fourth quarter of 2023.

•

Sales and marketing expenses were RMB20.2 million (US$2.8 million), compared with RMB12.4 million in the first quarter of 2023, and RMB20.7 million in the fourth quarter of 2023. The year-over-year increases were mainly attributed to the increased sales-related compensation and higher share-based compensation expenses for new grant of share-based awards.

•

General and administrative expenses were RMB49.7 million (US$6.9 million), compared with RMB25.0 million in the first quarter of 2023, and RMB55.6 million in the fourth quarter of 2023. The year-over-year increase was mainly attributed to higher share-based compensation expenses for new grant of share-based awards. The quarter-over-quarter decrease was mainly attributed to the lower expected credit loss expenses due to improvement in credit controls in the first quarter of 2024.

•

Research and development expenses were RMB37.8 million (US$5.2 million), compared with RMB54.1 million in the first quarter of 2023, and on par with RMB38.2 million in the fourth quarter of 2023. The year-over-year decrease was mainly attributed to lower share-based compensation expenses.

Adjusted operating expenses4 (non-GAAP)

Adjusted operating expenses were RMB54.5 million (US$7.5 million), representing an increase of 8.7% from RMB50.1 million in the first quarter of 2023, and a reduction of 15.1% from RMB64.2 million in the fourth quarter of 2023. Adjusted sales and marketing expenses, adjusted general and administrative expenses, and adjusted research and development expenses were RMB11.4 million (US$1.6 million), RMB20.2 million (US$2.8 million) and RMB22.9 million (US$3.1 million) in the first quarter of 2024, respectively.

Operating loss

Operating loss was RMB65.8 million (US$9.1 million), representing an improvement of 13.1% from RMB75.7 million in the first quarter of 2023, and an improvement of 12.4% from RMB75.2 million in the fourth quarter of 2023.

Adjusted operating loss5 (non-GAAP)

Adjusted operating loss was RMB12.6 million (US$1.7 million), representing an improvement of 63.4% from RMB34.3 million in the first quarter of 2023, and an improvement of 49.5% from RMB24.9 million in the fourth quarter of 2023.

[4]	Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.
[5]	Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.

Net loss

Net loss was RMB63.4 million (US$8.8 million), representing an improvement of 27.2% from RMB87.0 million in the first quarter of 2023, and an improvement of 12.5% from RMB72.5 million in the fourth quarter of 2023.

Adjusted net loss6 (non-GAAP)

Adjusted net loss was RMB10.1 million (US$1.4 million), representing an improvement of 69.9% from RMB33.6 million in the first quarter of 2023, and an improvement of 54.4% from RMB22.1 million in the fourth quarter of 2023.

Adjusted net loss attributable to EHang’s ordinary shareholders was RMB10.0 million (US$1.4 million), representing an improvement of 69.9% from RMB33.4 million in the first quarter of 2023, and an improvement of 54.3% from RMB21.9 million in the fourth quarter of 2023.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.50 (US$0.07). Adjusted basic and diluted net loss per ordinary share7 (non-GAAP) were both RMB0.08 (US$0.01).

Basic and diluted net loss per ADS were both RMB1.00 (US$0.14). Adjusted basic and diluted net loss per ADS8 (non-GAAP) were both RMB0.16 (US$0.02).

Balance Sheets

Cash and cash equivalents, short-term deposits and short-term investments balances were RMB323.8 million (US$44.9 million) as of March 31, 2024.

Liquidity

The Company has been incurring losses from operations since inception. For the three months ended March 31, 2024, the Company incurred net loss of RMB63.4 million (US$8.8 million). As of December 31, 2023 and March 31, 2024, accumulated deficit amounted to RMB1,754.5 million, and RMB1,817.9 million (US$251.8 million), respectively.

Following the milestone achievement in obtaining the world’s first passenger-carrying unmanned aerial vehicle system certifications for EH216-S, the Company’s management is implementing business plans to scale up the commercial sales of EH216-S through building a replicable and promotable business model to further expand the Company’s partnership network and enrich the commercial scenarios of EH216-S.

As of March 31, 2024 the Company’s cash and cash equivalents, short-term deposits and short-term investments balances were RMB250.9 million (US$34.8 million), RMB14.6 million (US$2.0 million) and RMB58.3million (US$8.1 million), respectively.

In April 2024, the Company entered into an At Market Issuance Sales Agreement with China Renaissance Securities (Hong Kong) Limited (the “sales agent”) relating to the sale of ADSs for an aggregate offering price of up to US$100 million from time to time through or to the sales agent, as agent or principal. The ADSs to be sold are registered under the Registration Statement on Form F-3 (File No. 333-278830) filed with the U.S Securities and Exchange Commission on April 19, 2024. Up to the date of this press release, the Company had raised gross proceeds of over US$55 million through sales of ADSs under the at-the-market offering. The proceeds from the offering have strengthened the Company’s liquidity position.

[6]

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

[7]

Adjusted basic and diluted net loss per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted loss per ordinary share excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

[8]

Adjusted basic and diluted net loss per ADS is a non-GAAP financial measure, which is defined as basic and diluted loss per ADS excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

In addition, up to the date of this press release, the Company has unused uncommitted credit facilities of RMB131.0 million (US$18.2 million) with expiration dates before April 2025. Therefore, the Company believes that its current cash and cash equivalents, short-term deposits, short-term investments and its anticipated cash flows from operations will be sufficient to meet its anticipated working capital requirements and material cash requirements for at least the next 12 months.

Business Outlook

For the second quarter of 2024, the Company expects the total revenues to be around RMB90 million, representing an increase of approximately 804% year-over-year.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations regarding its business situation and market conditions. The outlook is subject to changes, especially given uncertainties and situations related to certification, geopolitics, economic landscape, etc.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Monday, May 20, 2024, U.S. Eastern Time (8:00 PM on Monday, May 20, 2024, Beijing/Hong Kong Time).

To join the conference call via telephone, participants must use the following link to complete an online registration process. Upon registering, each participant will receive email instructions to access the conference call, including dial-in information and a PIN number allowing access to the conference call.

Participant Online Registration:

https://register.vevent.com/register/BI921fd09f5350489386c3ea4a7dfa3a6e

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.ehang.com/.

About EHang

EHang Holdings Limited (Nasdaq: EH) (“EHang”) is the world’s leading urban air mobility (“UAM”) technology platform company. Our mission is to enable safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with unmanned aerial vehicle (“UAV”) systems and solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. EHang’s EH216-S has obtained the world’s first type certificate, production certificate and standard airworthiness certificate for passenger-carrying pilotless eVTOL aircraft issued by the Civil Aviation Administration of China. As the forerunner of cutting-edge UAV technologies and commercial solutions in the global UAM industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted gross profit, adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administrative expenses, adjusted research and development expenses, adjusted operating loss, adjusted net loss, adjusted net loss attributable to ordinary shareholders, adjusted basic and diluted loss per ordinary share and adjusted basic and diluted loss per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items of (i) share-based compensation expenses and (ii) certain non-operational expenses, such as amortization of debt discounts, which are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance or financial results. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2023	As of March 31, 2024
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	228,250	250,864	34,744
Short-term deposits	14,397	14,643	2,028
Short-term investments	57,494	58,323	8,078
Restricted short-term deposits	33,942	—	—
Accounts receivable, net[9]	34,786	21,730	3,009
Inventories	59,488	62,365	8,637
Prepayments and other current assets	24,691	26,980	3,737

Total current assets	453,048	434,905	60,233

Non-current assets:
Property and equipment, net	44,623	42,202	5,845
Operating lease right-of-use assets, net	74,528	93,851	12,998
Intangible assets, net	2,426	2,589	359
Long-term loans receivable	4,215	—	—
Long-term investments	18,369	18,022	2,496
Other non-current assets	1,436	1,436	199

Total non-current assets	145,597	158,100	21,897

Total assets	598,645	593,005	82,130

[9]	As of December 31, 2023 and March 31, 2024, amount due from a related party of RMB1,700 and RMB1,700 (US$235)are included in accounts receivable, net, respectively .

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2023	As of March 31, 2024
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	69,798	39,990	5,539
Accounts payable	35,101	42,083	5,828
Contract liabilities[10]	37,169	45,208	6,261
Current portion of long-term bank loans	3,538	3,500	485
Accrued expenses and other liabilities	94,149	80,413	11,137
Current portion of lease liabilities	5,595	7,342	1,017
Deferred income	1,549	1,552	215
Deferred government subsidies	3,147	806	112
Income taxes payable	29	5	1

Total current liabilities	250,075	220,899	30,595

Non-current liabilities:
Long-term bank loans	9,308	15,500	2,147
Mandatorily redeemable non-controlling interests	40,000	40,000	5,540
Deferred tax liabilities	292	292	40
Unrecognized tax benefit	5,480	5,480	759
Lease liabilities	75,308	93,562	12,958
Deferred income	1,486	1,101	152
Other non-current liabilities	2,477	2,808	389

Total non-current liabilities	134,351	158,743	21,985

Total liabilities	384,426	379,642	52,580

Shareholders’ equity:
Ordinary shares	80	81	11
Additional paid-in capital	1,951,936	2,013,717	278,897
Statutory reserves	1,239	1,239	172
Accumulated deficit	(1,754,542)	(1,817,867)	(251,772)
Accumulated other comprehensive income	15,079	15,830	2,192

Total EHang Holdings Limited shareholders’ equity	213,792	213,000	29,500
Non-controlling interests	427	363	50

Total shareholders’ equity	214,219	213,363	29,550

Total liabilities and shareholders’ equity	598,645	593,005	82,130

[10]	As of December 31, 2023 and March 31, 2024, amount due to a related party of RMB2,000 and RMB2,000 (US$277) are included in contract liabilities, respectively.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Total revenues	22,201	56,604	61,727	8,549
Costs of revenues	(8,007)	(19,986)	(23,536)	(3,260)

Gross profit	14,194	36,618	38,191	5,289
Operating expenses:
Sales and marketing expenses	(12,474)	(20,712)	(20,224)	(2,801)
General and administrative expenses	(24,996)	(55,626)	(49,676)	(6,880)
Research and development expenses	(54,075)	(38,140)	(37,836)	(5,240)

Total operating expenses	(91,545)	(114,478)	(107,736)	(14,921)
Other operating income	1,605	2,668	3,707	513

Operating loss	(75,746)	(75,192)	(65,838)	(9,119)
Other income (expense):
Interest and investment income	983	4,339	2,864	397
Interest expenses	(714)	(682)	(859)	(119)
Amortization of debt discounts	(12,023)	—	—	—
Foreign exchange (loss) gain	(96)	697	(245)	(34)
Other non-operating income (expenses), net	651	(1,948)	1,037	144

Total other (expense) income	(11,199)	2,406	2,797	388
Loss before income tax and (loss) income from equity method investment	(86,945)	(72,786)	(63,041)	(8,731)

Income tax expenses	(1)	(74)	(1)	—

Loss before (loss) income from equity method investment	(86,946)	(72,860)	(63,042)	(8,731)
(Loss) income from equity method investment	(90)	399	(347)	(48)

Net loss	(87,036)	(72,461)	(63,389)	(8,779)

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(87,036)	(72,461)	(63,389)	(8,779)
Net loss attributable to non-controlling interests	211	197	64	9

Net loss attributable to ordinary shareholders	(86,825)	(72,264)	(63,325)	(8,770)
Net loss per ordinary share:
Basic and diluted	(0.74)	(0.58)	(0.50)	(0.07)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic and diluted	117,549	125,431	126,704	126,704
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(1.48)	(1.16)	(1.00)	(0.14)
Other comprehensive income (loss)
Foreign currency translation adjustments net of nil tax	(722)	(4,525)	751	104

Total other comprehensive income (loss), net of tax	(722)	(4,525)	751	104
Comprehensive loss	(87,758)	(76,986)	(62,638)	(8,675)
Comprehensive loss attributable to non-controlling interests	211	197	64	9

Comprehensive loss attributable to ordinary shareholders	(87,547)	(76,789)	(62,574)	(8,666)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	14,194	36,618	38,191	5,289
Plus: Share-based compensation	—	—	—	—

Adjusted gross profit	14,194	36,618	38,191	5,289

Sales and marketing expenses	(12,474)	(20,712)	(20,224)	(2,801)
Plus: Share-based compensation	4,951	4,585	8,817	1,221

Adjusted sales and marketing expenses	(7,523)	(16,127)	(11,407)	(1,580)

General and administrative expenses	(24,996)	(55,626)	(49,676)	(6,880)
Plus: Share-based compensation	9,163	37,144	29,521	4,089

Adjusted general and administrative expenses	(15,833)	(18,482)	(20,155)	(2,791)

Research and development expenses	(54,075)	(38,140)	(37,836)	(5,240)
Plus: Share-based compensation	27,325	8,589	14,948	2,070

Adjusted research and development expenses	(26,750)	(29,551)	(22,888)	(3,170)

Operating expenses	(91,545)	(114,478)	(107,736)	(14,921)
Plus: Share-based compensation	41,439	50,318	53,286	7,380

Adjusted operating expenses	(50,106)	(64,160)	(54,450)	(7,541)

Operating loss	(75,746)	(75,192)	(65,838)	(9,119)
Plus: Share-based compensation	41,439	50,318	53,286	7,380

Adjusted operating loss	(34,307)	(24,874)	(12,552)	(1,739)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(87,036)	(72,461)	(63,389)	(8,779)
Plus: Share-based compensation	41,439	50,318	53,286	7,380
Plus: Amortization of debt discounts	12,023	—	—	—

Adjusted net loss	(33,574)	(22,143)	(10,103)	(1,399)

Net loss attributable to ordinary shareholders	(86,825)	(72,264)	(63,325)	(8,770)
Plus: Share-based compensation	41,439	50,318	53,286	7,380
Plus: Amortization of debt discounts	12,023	—	—	—

Adjusted net loss attributable to ordinary shareholders	(33,363)	(21,946)	(10,039)	(1,390)

Adjusted basic and diluted net loss per ordinary share	(0.28)	(0.17)	(0.08)	(0.01)
Adjusted basic and diluted net loss per ADS	(0.56)	(0.34)	(0.16)	(0.02)